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                              May 9, 2023

       Cary Baker
       Chief Financial Officer
       Impinj, Inc.
       400 Fairview Avenue North
       Suite 1200
       Seattle, Washington 98109

                                                        Re: Impinj, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 13,
2023
                                                            File No. 001-37824

       Dear Cary Baker:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 42

   1. We note you present a non-GAAP financial measure you identify as Non-GAAP Net
                                                        Income (Loss); however,
the measure does not appear to include any income tax effects.
                                                        Please revise your
measure in future filings to separately present and include related income tax effects or
explain how you determined your current measure complies with
                                                        Question 102.11 of the
SEC   s Division of Corporation Finance C&DIs related to Non-
                                                        GAAP Financial Measures
which requires that non-GAAP financial measures include
                                                        current and deferred
income tax expense commensurate with the non-GAAP measure of profitability. Please
be advised, although we note you recorded GAAP net losses during the periods presented,
it would not be appropriate to consider potential tax benefits from
                                                        GAAP losses in
determining the income tax effects related to Non-GAAP Net Income
 Cary Baker
Impinj, Inc.
May 9, 2023
Page 2
         since that would not result in current and deferred income tax expense commensurate with the non-GAAP measure of profitability. This comment is also applicable to your presentation of Non-GAAP Net Income in Earnings Releases filed under Form 8-K and quarterly filings under Form 10-Q.
Consolidated Financial Statements
Note 9. Stock-Based Awards, page 73

2. You state you estimated volatility based on a combination of your historical volatility and reported market value data for a group of publicly traded entities that you believe are relatively comparable. Since your company has been public since 2016, please explain why you believe your methodology is appropriate and tell us when you expect you will no longer consider the volatility of other entities. Tell us what your volatility would have
         been if you only considered the company   s expected and historical
volatility and tell us
         how that would have impacted stock compensation expense. Refer to ASC 718-10-55-
         37 and SAB Topic 14.D.1 Question 6. In addition, explain why you believe it is appropriate to apply the simplified approach to determine the expected term of stock options. Refer to SAB Topic 14.D.2 Question 6.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameCary Baker                                  Sincerely,
Comapany NameImpinj, Inc.
                                                              Division of
Corporation Finance
May 9, 2023 Page 2                                            Office of
Manufacturing
FirstName LastName